

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Rahul Kushwah
Chief Operating Officer
Predictmedix Inc.
77 King Street W.
Suite 3000
Toronto, ON M5K 1G8

   Re: Predictmedix Inc.
     Amendment No. 2 to Registration Statement on Form 20FR12G
     Filed October 7, 2021
     File No. 000-56295

Dear Dr. Kushwah:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Jonathan Gardner